

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 22, 2008

Mr. Howard E. Ehler
Chief Financial Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 220
Houston, TX 77090-1629

> **Re: GeoResources, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 000-08041**

Dear Mr. Ehler:

    We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

                                            Sincerely,

                                            Chris White
                                            Branch Chief